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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

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                                MULTEX.COM, INC.
                            (Name of Subject Company)

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                                MULTEX.COM, INC.
                      (Name of Person(s) Filing Statement)

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                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   625367 10 7
                      (CUSIP Number of Class of Securities)

                             Edward C. Fargis, Esq.
                                Multex.com, Inc.
                          100 William Street, 7th Floor
                            New York, New York 10038
                                  212-607-2400
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
                             Phillip R. Mills, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, filed initially with the Securities and Exchange Commission (the "Commission") on February 26, 2003 by Multex.com, Inc., a Delaware corporation ("Multex"), as amended by Amendment No. 1 filed with the Commission on March 19, 2003 (the "Schedule 14D-9"). The
Schedule 14D-9 and this Amendment relate to the tender offer by Proton Acquisition Corporation (the "merger subsidiary"), a Delaware corporation and an indirect wholly owned subsidiary of Reuters Group PLC, a company organized under the laws of England and Wales ("Reuters"), to purchase all of the outstanding shares of Multex common stock, $0.01 par value per share, for a purchase price of $7.35 per common share, net to each selling stockholder in cash, upon the terms and subject to the conditions set forth in Reuters' Offer to Purchase, dated February 26, 2003, as amended, and the related Letter of Transmittal. Reuters has described its offer in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3 of the Securities Exchange Act of 1934) that it filed with the Commission on February 26, 2003, as amended by additional filings on March 12, 2003, March 19, 2003 and March 26, 2003.

   Item 7. Purposes of the Transaction and Plans or Proposals.

     Item 7 is hereby amended and supplemented as per Item 8 entitled "Additional Information" in this Amendment to our Schedule 14D-9.

   Item 8. Additional Information.

     Item 8 is hereby amended and supplemented by adding the following text:

     "The offer expired at 12:00 midnight, New York City time, March 25, 2003. In the offer, an aggregate of approximately 29,860,015 shares of our common stock were tendered to the merger subsidiary, including approximately 2,692,459 shares covered by notices of guaranteed delivery. Reuters' merger subsidiary has accepted all such shares for payment in accordance with the terms of the offer.

     The number of shares tendered, including the 1,944,445 shares of our common stock already owned by Reuters, represented more than 97.3% of the approximately
32.7 million outstanding shares of our common stock.

     Reuters expects to complete its acquisition of Multex shortly by a merger of Multex with Reuters' merger subsidiary. In the merger, the remaining holders of Multex common stock will receive the same per share price of $7.35 in cash and Multex will become a wholly-owned subsidiary of Reuters.

     On March 26, 2003, Reuters issued a press release announcing the expiration of the offer, a copy of which is incorporated herein by reference as
Exhibit 17."

   Item 9.  Exhibits.

     Item 9 is hereby amended and supplemented to include the following as an exhibit:

Exhibit 17    Text of Press Release issued by Reuters on March 26,
              2003 (incorporated into this document by reference to Exhibit
              (a)(5)(iv) to the Schedule TO of Reuters and its merger subsidiary filed on February 26, 2003, as amended by Amendment No. 1 to the Schedule TO filed on March 12, 2003, Amendment No. 2 to the Schedule TO filed on March 19, 2003, and Amendment No. 3 to the Schedule TO filed on March 26, 2003).


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              MULTEX.COM, INC.

                                              By: /s/ ISAAK KARAEV
                                                  ------------------------------
                                                  Name:  Isaak Karaev
                                                  Title: Chairman and Chief
                                                         Executive Officer

Dated: March 26, 2003